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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2023

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

HIGHLIGHTS

•	Embraer delivered 47 jets in the second quarter, of which 17 commercial aircraft and 30 executive jets (19 light and 11 mid-size). A strong increase of 47% in total deliveries compared to 2Q22.
•	Revenues reached US$ 1,292 million in the quarter (27% higher than 2Q22 and 80% higher than 1Q23). In Commercial Aviation it represented a double-digit growth of 57% and in Executive Aviation 42% YoY.
•	Adjusted EBIT of 7.7% compared to 8.0% in 2Q22 due to different revenue mix, in line with company expectation.
•	Firm order backlog ended 2Q23 at US$ 17.3 billion stable QoQ, with higher in Executive Aviation with strong sales performance in the segment.
•	Adjusted Free Cash Flow w/o EVE (FCF) in 2Q23 was close to breakeven, with cash consumption of US$ 10.7 million, in preparation for higher deliveries in the coming quarters.
•	Successful Liability Management efforts with gross debt reduction of US$ 500 million and maturity increase.
•	Operational and financial guidance for 2023 unchanged.

Main financial indicators[1]

2 Adjusted Net Income (loss) is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred income tax and social contribution for the period, in addition to adjusting for non-recurring items. Under IFRS for Embraer’s Income Tax benefits (expenses) the Company is required to record taxes resulting from unrealized gains or losses due to the impact of changes in the Real to US Dollar exchange rate over non-monetary assets (primarily Inventory, Intangibles, and PP&E). The taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are presented in the consolidated Cash Flow statement, under Deferred income tax and social contribution. Adjusted Net Income (loss) also excludes the net after-tax special items.

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São Paulo, Brazil, August 14, 2023 - (B3: EMBR3, NYSE: ERJ). The Company's operating and financial information is presented, except where otherwise stated, on a consolidated basis in United States dollars (US$) in accordance with IFRS. The financial data presented in this document as of and for the quarters ended June 30, 2023 (2Q23), June 30, 2022 (2Q22), and March 31, 2023 (1Q23), are derived from the unaudited financial statements, except annual financial data and where otherwise stated.

REVENUE and gross margin

Consolidated revenue of US$ 1,292 million in 2Q23 represented an increase of 27% YoY due to higher volumes in Commercial and Executive aviation with strong growth of 57.4% and 41.8% respectively.

Q	Commercial Aviation reported revenue growth of 57% YoY to US$ 471.9 million due to higher number of deliveries. Reported gross margin of 12.9% versus 13.2% in 2Q22 shows a small decrease due to one-time effects.

~~Q~~	Executive Aviation revenues were US$ 378.0 million, 42% higher than 2Q22 with an increase in volumes and deliveries mix. Gross Margin in 2Q23 was 19.8% compared to 22.1% YoY due to one-time effects last year.

Q	Defense & Security revenue of US$ 82.4 million, 28% lower YoY due to delay in revenue recognition in the 1H23. Reported gross margin of -1.5% versus 28.0% in 2Q22 due to lower revenue and different mix, partially offset by other expenses.

Q	Services & Support reported revenues of US$ 339.7 million, representing a YoY growth of 6%. Reported gross margin of 24.4% lower than 31.8% reported in 2Q22 due to one-time effects and different mix of services in the quarter.

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ADJUSTED EBIT

In 2Q23, the Company’s reported results are summarized in the table below.

Excluding the above special items, 2Q23 Adjusted EBIT was US$ 99.9 million and Adjusted EBIT margin was 7.7%. Strong recovery of Adjusted EBIT in 2Q23 compared to 1Q23 was mainly driven by higher volumes from Commercial and Executive Aviation. On a YoY basis, Adjusted EBIT decrease is mainly due to difference in revenue mix and Defense margins compared to 2Q22.

net income (Loss)

Net income (loss) attributable to Embraer shareholders and income (loss) per ADS for 2Q23 were US$ (18.8) million and US$ (0.1024) per share, respectively, compared to US$ (146.4) million in net loss attributable to Embraer shareholders and US$ (0.7972) in income per ADS in 2Q22. Excluding extraordinary effects, adjusted net income was US$ 58 million compared to US$ 46 million in 2Q22 representing an increase of 25% YoY.

¹ADJUSTED NET INCOME – US$ Million

¹ Adjusted Net Income (loss) is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred income tax and social contribution for the period, in addition to adjusting for non-recurring items. Under IFRS for Embraer’s Income Tax benefits (expenses) the Company is required to record taxes resulting from unrealized gains or losses due to the impact of changes in the Real to US Dollar exchange rate over non-monetary assets (primarily Inventory, Intangibles, and PP&E). The taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are presented in the consolidated Cash Flow statement, under Deferred income tax and social contribution. Adjusted Net Income (loss) also excludes the net after-tax special items.

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DEBT & LIABILITY MANAGEMENT

Embraer ended the quarter with a net debt position of US$ 1,459.4 million (without EVE), compared to US$ 1,528.7 million YoY and US$ 1,432.1 million QoQ.

The average loan maturity of 2Q23 was extended to 3 years. The cost of Dollar-denominated loans was 5.74% p.a., while the cost of Brazilian Real denominated loans was 10.04% p.a. in 2Q23.

In the last week of July, we reprofiled our debt and extended maturities until 2030 with a New Bond Issuance of US$ 750 million for 7 years and 7.0% coupon.

DELEVERAGING - US$ million

¹EVE’s Cash = Cash and cash equivalents plus financial investments and intercompany loan receivable *All numbers from EVE are IFRS

FREE CASH FLOW

Adjusted free cash flow for the second quarter 2023 was US$ (10.7) million, with no substantial increase in working capital usage compared to 1Q23. Although we still carrying higher inventories due to larger deliveries in the second half, cash consumption was stable QoQ.

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CAPEX

Net additions to total PP&E for 2Q23 were US$ 35.5 million, versus US$ 31.6 million in net additions reported in 2Q22. Of the total 2Q23 additions to PP&E, CAPEX amounted to US$ 24.7 million, and additions of pool program spare parts represented US$ 23.9 million of the additions, partially offset by US$ (13.1) million of proceeds from the sale of PP&E. The increase in PP&E in 2Q23 versus 2Q22 is related to expansion in services training and maintenance.

WORKING CAPITAL

To meet greater production and delivery guidance for 2023, inventories of mainly work-in-progress impacted the quarter's reported Free Cash Flow.

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Total Backlog

Firm order backlog ended 2Q23 at US$ 17.3 billion stable quarter over quarter, with a slight variance compared to the previous quarter. The highlight continues to be the increase in backlog from Executive Jets.

Commercial Aviation

In 2Q23, Embraer delivered 17 commercial jets, as shown below:

American Airlines signed a firm order with Embraer for seven new E175s. The aircraft will be operated by the subsidiary Envoy Air. With deliveries to begin 4Q23, Envoy’s fleet of E-Jets will grow to over 141 aircraft by the end of 2024.

Embraer and the leasing company Azorra announced a new agreement for eight aircraft with Royal Jordanian in a total of eight commercial jets: four E190-E2 and four E195-E2.

Additionally, Scoot, a low-cost subsidiary of Singapore Airlines, selected Embraer's E190-E2 jet to drive growth in the Asia-Pacific region, with nine E190-E2s will be added to Scoot's fleet.

SKS Airways chose Embraer's E195-E2 jet to boost its growth plans for the Asia-Pacific region as well. The E195-E2 will be the main aircraft for SKS Airways' expansion plans and will be based at Subang Airport in Kuala Lumpur from 2024. In Europe, Binter has placed a firm order for six E195-E2 aircraft, marking its fourth order of E2 jets to bring its fleet to 16 when delivered.

Finally, additional firm sales of US$ 700 Million to be included in 3Q23 backlog.

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Executive Jets

Executive aviation delivered 19 light and 11 mid-size jets, totaling 30 aircraft in 2Q23. Strong performance compared to the same period in 2022.

Executive sales continue to grow in 2Q23, with book-to-bill at an industry leading 2:1 level and backlog growth to US$ 4.3 billion. In the 2nd quarter Embraer and NetJets announced a deal for up to 250 Praetor 500 jets along with a comprehensive services and support agreement, together valued in excess of US$ 5.0 billion. This expanded partnership signifies NetJets commitment to creating an enhanced customer experience and trust in Embraer’s industry-leading portfolio and customer support.

Defense & security

Embraer delivered in June 2023, the sixth C-390 multi-mission aircraft to the Brazilian Air Force (FAB). This is the first aircraft delivered in the Full Operational Capability (FOC) configuration.

In the second Quarter of 2023, Embraer Defense & Security has launched the A-29N Super Tucano. This new version will feature equipment to meet NATO’s operational requirements. It adds new features which will further increase the aircraft's employment possibilities, allowing, for example, its use in advanced tactical multi-domain training missions.

SERVICES & SUPPORT

Embraer signed a Letter of Agreement (LoA) with Lanzhou Aviation Industry Development Group for 20 E190F and E195F E-Jets Passenger-to-Freight Conversions (P2F). Embraer and Lanzhou intend to cooperate on establishing E190F and E195F conversion capability in Lanzhou, China, which will support and accelerate the introduction of E-Jet first generation freighters to Chinese market.

For the fifth consecutive year Embraer FBO was recognized as the best FBO in Brazil, according to the Aviation International News’ FBO Survey 2023.

The first full flight simulator for the KC-390 Millennium multi-mission jet was inaugurated in June at the Embraer Academy, located in São José dos Campos, SP, Brazil.

New contracts were signed in Pool Program with SKS and Star Air. Additionally, contract extensions with Fly Amelia and Rex Group member, National Jet Express (NJE) were agreed as well.

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EMBRAER S.A.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of U.S.dollars)

	(1) Three Months Ended		(1) Six Months Ended	
	30 Jun, 2022	30 Jun, 2023	30 Jun, 2022	30 Jun, 2023
Operating activities				
Net income (loss) for the period	(154.5)	(26.1)	(185.2)	(98.8)
Adjustment to net income for items not affecting cash				
Depreciation of property plant and equipment and right of use	25.1	25.9	52.7	52.5
Realization of government grants	(0.1)	-	(0.5)	-
Amortization of intangible assets	22.7	29.5	37.7	48.6
Realization of contribution from suppliers	(4.3)	(6.4)	(6.3)	(10.2)
Loss (reversal) for inventory obsolescence	(5.4)	1.9	(2.2)	(1.6)
Adjustment to fair value, inventory, property plant and equipment and intangible	7.5	0.1	7.3	0.1
EVEX Transaction	223.7	-	223.7	-
Adjustment to fair value - Financial Assets	-	2.0	-	(1.6)
Losses on fixed assets disposal	12.8	(2.4)	13.8	(0.6)
Expect credit losses (reversal) and receivables written-off	21.7	(14.2)	22.9	(13.2)
Income tax and social contribution	(42.6)	25.3	(95.5)	(5.2)
Accrued interest	48.7	44.0	117.4	88.1
Interest on marketable securities, net	(2.2)	(2.5)	(3.5)	(4.3)
Equity in associates gains and losses	(4.4)	(2.1)	(5.6)	(2.3)
Share-based remuneration	1.8	0.9	1.8	1.6
Foreign exchange gain (loss), net	(21.6)	(6.4)	(43.4)	(3.3)
Gain and loss on equity interest	-	(0.2)	-	0.2
Other provisions	12.2	(25.9)	8.3	(28.1)
Non-controlling interest	8.2	-	7.1	-
Changes in assets				
Financial investments	48.0	105.0	(81.9)	(215.6)
Derivative financial instruments	6.1	52.9	(7.7)	54.6
Collateralized accounts receivable and accounts receivable	(77.7)	4.3	(38.3)	5.4
Contract assets	(6.5)	(17.5)	(41.6)	(82.1)
Customer and commercial financing	0.9	41.2	-	42.0
Inventories	(150.7)	(82.0)	(398.6)	(549.2)
Other assets	(38.7)	(35.5)	(44.1)	(61.8)
Changes in liabilities				
Trade accounts payable	171.2	1.4	232.6	71.5
Trade accounts payable - Supplier finance	(1.8)	0.5	(2.5)	2.2
Other payables	(80.6)	(7.9)	(66.0)	77.8
Contract liabilities	41.1	70.3	284.6	213.9
Taxes and payroll charges payable	29.8	54.6	30.3	53.4
Financial guarantees	(1.5)	-	(15.5)	(3.0)
Unearned income	(10.6)	2.9	(10.4)	2.3
Interest paid	(34.5)	(32.0)	(99.6)	(90.5)
Income tax and social contribution paid	(4.8)	(54.4)	(11.0)	(64.2)
Net cash generated (used) by operating activities	**39.0**	**147.2**	**(119.2)**	**(521.4)**
Investing activities				
Proceeds from sale of property, plant and equipment	0.3	13.1	0.9	13.4
Acquisition of property, plant and equipment	(31.9)	(48.6)	(50.6)	(90.3)
Additions to intangible assets	(26.4)	(44.9)	(47.8)	(74.2)
Additions investments in subsidiaries and affiliates	-	-	(0.1)	(1.5)
Sales of investments	158.2	-	158.2	-
Acquisition of non controlling interest	0.4	-	-	(16.2)
Investments measured at amortized cost	3.2	0.9	(21.9)	(52.6)
Dividends Received	0.8	-	0.8	5.7
Net cash generated (used) in investing activities	**104.6**	**(79.5)**	**39.5**	**(215.7)**
Financing activities				
Repayment of borrowings	(396.7)	(53.1)	(873.3)	(559.8)
Proceeds from borrowings	10.5	183.1	10.9	840.7
Receipt in the offering of shares of subsidiary	192.0	-	192.0	-
Cost of offering controlled shares	(47.9)	-	(47.9)	-
Lease Payments	(3.4)	(3.3)	(6.1)	(6.7)
Net cash generatet (used) by financing activities	**(245.5)**	**126.7**	**(724.4)**	**274.2**
Increase (decrease) in cash and cash equivalents	**(101.9)**	**194.4**	**(804.1)**	**(462.9)**
Effects of exchange rate changes on cash and cash equivalents	**0.1**	**(0.6)**	**4.5**	**(2.5)**
Cash and cash equivalents at the beginning of the period	**1,140.8**	**1,156.4**	**1,838.6**	**1,815.6**
Cash and cash equivalents at the end of the period	**1,039.0**	**1,350.2**	**1,039.0**	**1,350.2**
Included in cash and cash equivalents per the statements of financial position	1,041.3	1,350.2	1,041.3	1,356.8
Included the balance in Loans and financing - overdraft balance	(2.3)	(6.6)	(2.3)	(6.6)

(1) Derived from unaudited financial statements.

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Reconciliation OF IFRS and “NON-GAAP” information

We define Free cash flow as operating cash flow less Additions to property, plant and equipment, Additions to intangible assets, Financial investments and Other assets. Free cash flow is not an accounting measure under IFRS. Free cash flow is presented because it is used internally as a measure for evaluating certain aspects of our business. The Company also believes that some investors find it to be a useful tool for measuring Embraer's cash position. Free cash flow should not be considered as a measure of the Company's liquidity or as a measure of its cash flow as reported under IFRS. In addition, Free cash flow should not be interpreted as a measure of residual cash flow available to the Company for discretionary expenditures, since the Company may have mandatory debt service requirements or other nondiscretionary expenditures that are not deducted from this measure. Other companies in the industry may calculate Free cash flow differently from Embraer for purposes of their earnings releases, thus limiting its usefulness for comparing Embraer to other companies in the industry.

EBITDA LTM represents earnings before interest, taxation, depreciation, and amortization accumulated over a period of the last 12 months. It is not a financial measure of the Company’s financial performance under IFRS. EBIT as mentioned in this press release refers to earnings before interest and taxes, and for purposes of reporting is the same as that reported on the Income Statement as Operating Profit before Financial Income.

EBIT and EBITDA are presented because they are used internally as measures to evaluate certain aspects of the business. The Company also believes that some investors find them to be useful tools for measuring a Company’s financial performance. EBIT and EBITDA should not be considered as alternatives to, in isolation from, or as substitutes for, analysis of the Company’s financial condition or results of operations, as reported under IFRS. Other companies in the industry may calculate EBIT and EBITDA differently from Embraer for the purposes of their earnings releases, limiting EBIT and EBITDA’s usefulness as comparative measures.

Adjusted EBIT and Adjusted EBITDA are non-GAAP measures, and both exclude the impact of several non-recurring items, as described in the tables below.

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Adjusted Net Income is a non-GAAP measure, calculated by adding Net Income attributable to Embraer Shareholders plus Deferred Income tax and social contribution for the period, as well as removing the impact of non-recurring items. Furthermore, under IFRS for purposes of calculating Embraer’s Income Tax benefits (expenses), the Company is required to record taxes resulting from gains or losses due to the impact of the changes in the Real to the US Dollar exchange rate over non-monetary assets (primarily Inventories, Intangibles, and PP&E). It is important to note that taxes resulting from gains or losses over non-monetary assets are considered deferred taxes and are accounted for in the Company’s consolidated Cash Flow statement, under Deferred income tax and social contribution.

Ratios based on “NON-GAAP” information

(i)	Total debt represents short and long-term loans and financing INCLUDING EVE (USD billion).
(ii)	Net debt represents cash and cash equivalents, plus financial investments, minus short and long-term loans and financing.
(iii)	Net debt w/o EVE represents cash and cash equivalents, plus financial investments and intercompany loan receivable, minus short and long-term loans, less EVE's Net debt.
(iv)	Total capitalization represents short and long-term loans and financing, plus shareholders equity (USD billion).
(v)	Financial expense (gross) includes only interest and commissions on loans.
(vi)	The table at the end of this release sets forth the reconciliation of Net income to EBITDA, calculated on the basis of financial information prepared with IFRS data, for the indicated periods (USD million).
(vii)	Interest expense (gross) includes only interest and commissions on loans, which are included in Interest income (expense), net presented in the Company’s consolidated Income Statement (USD million).
(viii)	The table at the end of this release sets forth the reconciliation of Net income to Adjusted EBITDA, calculated on the basis of financial information prepared with IFRS data, for the indicated periods (USD million).

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Investor Relations

Leonardo Shinohara, Viviane Pinheiro, Eliane Fanis and Marcelo Cuperman.

(+55 11) 3040-6874

investor.relations@embraer.com.br

ri.embraer.com.br

CONFERENCE CALL INFORMATION

Embraer will host a conference call to present its 2Q23 Results on:

Monday, Aug 14, 2023

ENGLISH: 09:00 AM (NY Time) / 10:00 AM (SP Time).

Access Link: [mzgroup.zoom.us]

ID: 898 3451 3771

Password: 421870

To participate by Phone:

•	From U.S.: +1 720 707 2699 or +1 253 215 8782 or 833 928 4609 (Toll-Free).
•	From Brazil: +55 11 4632 2236 ou +55 11 4632 2237 ou 0800 761 4138 (Toll-Free).

PORTUGUESE: 08:00 AM (NY Time) / 09:00 AM (SP Time).

Access Link: [mzgroup.zoom.us]

ID: 897 3184 8403

Password: 784632

To participate by Phone:

•	From U.S.: +1 720 707 2699 or +1 253 215 8782 or 833 928 4609 (Toll-Free).
•	From Brazil: +55 11 4632 2236 ou +55 11 4632 2237 ou 0800 761 4138 (Toll-Free).

More International Phone Numbers available at [mzgroup.zoom.us].

We recommend you call 15 minutes in advance.

THE CONFERENCE CALL WILL ALSO BE BROADCASTED LIVE OVER THE WEB, AT THE ADDRESS: https://ri.embraer.com.br/

ABOUT EMBRAER

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive Aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing after-sales service and support to customers.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting more than 145 million passengers a year.

Embraer is the main manufacturer of commercial jets with up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service centers and parts distribution, among other activities, in the Americas, Africa, Asia and Europe.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to

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develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake any obligation to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

This document contains non-gaap financial information, to facilitate investors to reconcile Eve's financial information in GAAP standards to Embraer`s IFRS.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2023

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations